UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. 1)*

THE ESTÉE LAUDER COMPANIES INC.
(Name of Issuer)

CLASS A COMMON STOCK PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

518439 10 4
(CUSIP Number)
JEFFREY N. SCHWARTZ, ESQ. DAVIS POLK & WARDWELL LLP 450 LEXINGTON AVENUE NEW YORK, NEW YORK 10017 (212) 450-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 23, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	518439 10 4
1.	Names of Reporting Persons. The Aerin Lauder Zinterhofer 2008 Grantor Retained Annuity Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 5,065,296 (SEE ITEM 5)
	8.	Shared Voting Power
	9.	Sole Dispositive Power 5,065,296 (SEE ITEM 5)
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,065,296
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 4.1% (SEE ITEM 5)
14.	Type of Reporting Person (See Instructions) OO

CUSIP No.	518439 10 4
1.	Names of Reporting Persons. Aerin Lauder
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 8,623,789 (SEE ITEM 5)
	8.	Shared Voting Power 373,294 (SEE ITEM 5)
	9.	Sole Dispositive Power 8,623,789 (SEE ITEM 5)
	10.	Shared Dispositive Power 373,294 (SEE ITEM 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,019,721 (SEE ITEM 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 7.0% (SEE ITEM 5)
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 (this “Amendment”) amends the Statement on Schedule 13D that was filed with the Securities and Exchange Commission on January 14, 2009 (the “Schedule 13D”) by The Aerin Lauder Zinterhofer 2008 Grantor Retained Annuity Trust (the “ALZ 2008 GRAT”) and Aerin Lauder, a/k/a Aerin Lauder Zinterhofer, who is sole trustee of the ALZ 2008 GRAT (“ALZ”) (each a “Reporting Person” and together the “Reporting Persons”).

Unless indicated otherwise, all items left blank remain unchanged and any items that are reported are deemed to amend and supplement the existing items in the Schedule 13D.  Capitalized terms used in this Amendment and not defined herein have the respective meanings ascribed to such terms in the Schedule 13D.

Item 1.  Security and Issuer

Item 2.  Identity and Background

Item 3.  Source and Amount of Funds or Other Consideration

On April 23, 2010, 2,807,965 shares of Class B Common Stock of the Issuer (the “Distributable Shares”) held by two trusts for the benefit of ALZ (together, the “Distributing Trusts”) became distributable to ALZ.  ALZ currently intends to direct the transfer of the Distributable Shares to the ALZ 2000 Revocable Trust.

Item 4.  Purpose of Transaction

Pursuant to the terms of the Distributing Trusts, ALZ became entitled to all of the principal remaining in said trusts on April 23, 2010, which includes the Distributable Shares.  No consideration was paid by either Reporting Person for the Distributable Shares.  ALZ currently intends to direct the transfer of the Distributable Shares to the ALZ 2000 Revocable Trust and may otherwise directly or indirectly engage in estate planning related transactions with Class B Common Stock of the Issuer.

Item 5.  Interest in Securities of the Issuer

(a) The responses of the Reporting Persons to Row (11) through (13) of the cover pages of this Amendment are incorporated herein by reference.  As of April 26, 2010, the ALZ 2008 GRAT beneficially owned 5,065,296 shares of Class A Common Stock via its holding of the same number of shares of Class B Common Stock.  As of April 26, 2010, ALZ beneficially owned 9,019,721 shares of Class A Common Stock as follows: 528 shares of Class A Common Stock held directly by her; 22,638 shares of Class A Common Stock underlying exercisable options held directly by her; 750,000 shares of Class A Common Stock via her direct holding of the same number of shares of Class B Common Stock; 5,065,296 shares of Class A Common Stock via her indirect holding of the same number of shares of Class B Common Stock as sole trustee of the ALZ 2008 GRAT; 373,294 shares of Class A Common Stock via her indirect holding of the same number of shares of Class B Common Stock as beneficiary of the ALZ 2000 Revocable Trust; 2,807,965 shares of Class A Common Stock via her indirect holding of the same number of shares of Class B Common Stock as beneficiary of the Distributing Trusts, which became distributable to ALZ on April 23, 2010 and which ALZ intends to direct to be transferred to the ALZ 2000 Revocable Trust.

Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer’s Certificate of Incorporation.  Assuming conversion of all such shares of Class B Common Stock beneficially owned by the ALZ 2008 GRAT, the ALZ 2008 GRAT would beneficially own 5,065,296 shares of Class A Common Stock, which would constitute 4.1% of the number of shares of Class A Common Stock outstanding (based on the number of shares of Class A Common Stock outstanding as of January 22, 2010).  Assuming conversion of all such shares of Class B Common Stock beneficially owned by ALZ, ALZ would beneficially own 9,019,721 shares of Class A Common Stock, which would constitute 7.0% of the number of shares of Class A Common Stock outstanding (based on the number of shares of Class A Common Stock outstanding as of January 22, 2010).

Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer’s stockholders, and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 5,065,296 shares of Class B Common Stock beneficially owned by the ALZ 2008 GRAT constitute 5.6% of the aggregate voting power of the Issuer (based on the number of shares of Class A Common Stock and Class B Common Stock outstanding as of January 22, 2010).  Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 23,166 shares of Class A Common Stock and the 8,996,555 shares of Class B Common Stock beneficially owned by ALZ constitute 10.0% of the aggregate voting power of the Issuer (based on the number of shares of Class A Common Stock and Class B Common Stock outstanding as of January 22, 2010).

(b) The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Amendment and (ii) Item 5(a) hereof are incorporated herein by reference.  ALZ has sole voting and dispositive power with respect to the following: the 528 shares of Class A Common Stock held directly by her; the 750,000 shares of Class B Common Stock held directly by her; as sole trustee of the ALZ 2008 GRAT, the 5,065,296 shares of Class B Common Stock owned by the ALZ 2008 GRAT; and, if distributed to her, the 2,807,965 shares of Class B Common Stock distributable from the Distributing Trusts.  Richard D. Parsons, as the sole trustee of the ALZ 2000 Revocable Trust, has sole voting and dispositive power with respect to the 373,294 shares of Class B Common Stock owned by the ALZ 2000 Revocable Trust.

(d) ALZ has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 528 shares of Class A Common Stock and the 750,000 shares of Class B Common Stock held directly by her.  ALZ, as the sole trustee of the ALZ 2008 GRAT, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 5,065,296 shares of Class B Common Stock owned by the ALZ 2008 GRAT.  ALZ, and certain other beneficiaries of the ALZ 2008 GRAT, are entitled to certain distributions of the ALZ 2008 GRAT’s property, which may include the Class B Common Stock owned by the ALZ 2008 GRAT or dividends therefrom or the proceeds of the sale thereof.  ALZ, as beneficiary of the Distributing Trusts, effectively has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 2,807,965 shares of Class B Common Stock distributable from the Distributing Trusts.  Richard D. Parsons, as the sole trustee of the ALZ 2000 Revocable Trust, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 373,294 shares of Class B Common Stock owned by the ALZ 2000 Revocable Trust.  ALZ, as the beneficiary of the ALZ 2000 Revocable Trust, has the right to receive such amounts of income and principal from the ALZ 2000 Revocable Trust as she shall request or as the trustee of the ALZ 2000 Revocable Trust shall deem advisable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 2, 4 and 5 hereof is incorporated by reference herein.

Pursuant to certain arrangements, as of April 26, 2010, ALZ held unvested and unexercisable stock options in respect of 3,479 shares of Class A Common Stock, scheduled to vest as follows: 1,622 on January 1, 2011; 1,206 on January 1, 2012; and 651 on January 1, 2013.  As of April 26, 2010, ALZ held restricted stock units in respect of 1,160 shares of Class A Common Stock, scheduled to vest as follows: 540 on November 1, 2010; 403 on October 31, 2011; and 217 on October 31, 2012.

The Stockholders’ Agreement was amended by Amendment No. 7 to the Stockholders’ Agreement, effective September 2, 2009, to delete a party, provide for certain additional permitted transfers, and clarify the rights of certain stockholder parties.

Item 7.  Material to be Filed as Exhibits

Exhibit 9: List of parties to Stockholders’ Agreement.*

Exhibit 15: Amendment No. 7 to Stockholders’ Agreement (filed as Exhibit 10.7 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009).**

Exhibit 16: Power of Attorney (filed as Exhibit 24 to the ALZ 2008 GRAT’s Form 4 dated as of January 29, 2010).**

* Filed herewith

** Incorporated herein by reference

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: April 26, 2010

ALZ 2008 GRAT

By:	/s/ Spencer G. Smul
Name: Aerin Lauder, by Spencer G. Smul, attorney-in-fact
Title: Trustee

AERIN LAUDER

/s/ Spencer G. Smul
Aerin Lauder, by Spencer G. Smul, attorney-in-fact

EXHIBIT INDEX

Exhibit 9	List of parties to Stockholders’ Agreement.*

Exhibit 15	Amendment No. 7 to Stockholders’ Agreement (filed as Exhibit 10.7 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009).**

Exhibit 16	Power of Attorney (filed as Exhibit 24 to the ALZ 2008 GRAT’s Form 4 dated as of January 29, 2010).**

*	Filed herewith
**	Incorporated herein by reference